Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of The New York Times Company for the registration of Class A common stock, preferred stock, debt securities, warrants, depositary shares, stock purchase contracts, stock purchase units and units comprised of one or more of these securities, and to the incorporation by reference therein of our reports dated February 27, 2020 with respect to the consolidated financial statements and schedule of The New York Times Company, and the effectiveness of internal control over financial reporting of The New York Times Company, included in its Annual Report (Form 10-K) for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
February 27, 2020